                                                                EXHIBIT 99.2


DRAFT                                  Darryl A. LeClair
                                       Echelon International Corporation
                                       President and Chief Executive Officer
                                       813-824-6767

                                       John W. Heilshorn, Jr./Danielle L. Reilly
                                       Lippert/Heilshorn & Assoc., Inc.
                                       212-838-3777
                                       dani@lhai.com

                        ECHELON INTERNATIONAL CORPORATION
                ANNOUNCES THIRD QUARTER AND NINE MONTHS FINANCIAL
                                    RESULTS

ST. PETERSBURG, FLORIDA, NOVEMBER 14, 1997 - ECHELON INTERNATIONAL CORPORATION (NYSE: EIN), today announced financial results for its third quarter and nine months ended September 30, 1997.

         Sales and revenues for the three months ended September 30, 1997 were $9.7 million, compared to $21.0 million for the same year ago period. Net income for the three month period was $1.3 million, or $0.19 per share, compared to a net loss of $1.5 million, or $(0.23) per share, for the quarter ended September 30, 1996.

         Sales and revenues for the nine months ended September 30, 1997 were $28.5 million compared to $48.6 million for the comparable year ago period. Net income for the first nine months of 1997 was $6.6 million, or $0.97 per share, compared to a net loss of $21.7 million, or $(3.34) per share, for the nine months ended September 30, 1996.

         As of September 30, 1997, the Company's long term debt/equity ratio was 27/73 with a cash position, including marketable securities, of $64.2 million.

         The decrease in sales and revenue for the three and nine month periods ended September 30, 1997 from the previous year was primarily due to a decrease of $11.1 million and $17.4 million, respectively, in the sale of development properties and a $1.5 million and $4.6 million, respectively, decrease in interest income. The decrease in the sale of development properties was due primarily to fewer sales of land in Carillon in 1997 versus the previous year, and the decrease in interest income was due to loan receivable payoffs and sales.

         Operating expenses for the three and nine month periods ended September 30, 1997 were $8.1 million and $19.7 million, which decreased by $18.4 million and $67.6 million, compared to the same period the previous year. The decrease is primarily due to the $34.6

ECHELON INTERNATIONAL CORPORATION
PAGE 2

million decrease in the provision for lease, loan and real estate losses, the decline in the sale of development properties and the increase of $2.3 million and $10.6 million in other income.

         The Company is continuing to implement its strategy to grow the real estate portion of its business and dispose of certain non-strategic assets. During the third quarter, Echelon received $10.6 million in full repayment of two real estate loans receivable and used $6.0 million of the proceeds to pay down debt to Salomon Brothers Realty Corporation. As a result of the debt repayment, the Company wrote off approximately $0.2 million of debt issuance costs, which is reflected as a $0.1 million after-tax extraordinary loss.

         Larry J. Newsome, Senior Vice President and Chief Financial Officer, stated, "We are pleased with the results for the third quarter and the nine months ended. We are ahead of our original strategic plan projections. We continue to redeploy our non-strategic assets to reinvest in real estate or to pay down debt. This has allowed us to aggressively restructure our balance sheet."

                                    - MORE -

ECHELON INTERNATIONAL CORPORATION
PAGE 3

Darryl LeClair, President and Chief Executive Officer, stated, "We have begun constructon of our 369-unit multi-family community, Bay Isle Key, located on Company-owned land on 9th Street in St. Petersburg, Florida. In addition, site work has begun on our 314-unit multi-family community, the Reserve at Carillon, also located in St. Petersburg. Physical construction is on target to begin in December. We are also in discussions to acquire sites in select southwest and southeast locations for additonal multi-family communities. In addition, the Company has continued to evaluate the feasibility for commercial development at Carillon and our downtown St. Petersburg holdings."

Echelon International Corporation is a real estate and financial services company involved in development, ownership and management of commercial and multifamily residential real estate. The Company also manages a portfolio of aircraft and real estate loans and aircraft leases. Echelon plans to gradually withdraw from the aircraft and real estate lending business and focus on its core real estate operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: CERTAIN STATEMENTS CONTAINED HEREIN REGARDING MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL UNCERTAINTIES, ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS THEREOF MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH IN MATERIALS FILED BY ECHELON WITH THE SECURITIES AND EXCHANGE COMMISSION.

                              - TABLES TO FOLLOW -

ECHELON INTERNATIONAL CORPORATION
PAGE 4

                        ECHELON INTERNATIONAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                   Three Months Ended            Nine Months Ended
                                                                        Sept 30,                      Sept. 30,
                                                                   1997          1996            1997           1996
                                                                   ----          ----            ----           ----
SALES AND REVENUES:
Real estate operations -
  Rental income                                               $    3.5        $   3.0        $    9.6       $    8.9
  Sale of development properties                                    .5           11.6              .8           18.2
  Marina and other revenues                                        2.4            1.5             7.0            5.5
  Equity in losses of partnerships                                 (.2)            --            (1.0)            --
Lending and leasing operations -
  Interest income                                                  1.3            2.8             5.5           10.1
  Earned income on finance leases                                  1.1            1.0             2.6            2.8
  Other                                                            1.1            1.1             4.0            3.1
                                                              --------        -------        --------       --------
                                                                   9.7           21.0            28.5           48.6
OPERATING EXPENSES:
Real estate operations                                             3.7            2.7            10.5            8.6
Cost of development properties sold                                 .5           11.6              .8           18.5
Depreciation                                                       1.1            1.4             3.6            4.3
Provision for lease, loan and real estate losses                    --            2.8             (.7)          33.9
Interest expense:
  Former parent advances                                            --            4.3              --           13.9
  Long-term debt                                                   1.9             .5             7.1            1.7
Allocated administrative expenses of former parent                  --             .9              --            1.3
Marketing and other administrative                                 2.2            1.3             6.8            2.9
Other (income) expenses, net                                      (1.3)           1.0            (8.4)           2.2
                                                              --------        -------        --------       --------
                                                                   8.1           26.5            19.7          87.30
INCOME (LOSS) BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM                                               1.6           (5.5)            8.8          (38.7)
INCOME TAX EXPENSE (BENEFIT)                                        .2           (1.9)            1.3          (14.9)
                                                              --------        -------        --------       --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                            1.4           (3.6)            7.5          (23.8)
EXTRAORDINARY ITEM:
  Gain (loss) on extinguishment of debt, net of income
    tax effect                                                     (.1)           2.1             (.9)           2.1
                                                              --------        -------        --------       --------
NET INCOME (LOSS)                                             $    1.3        $ ( 1.5)       $    6.6       $  (21.7)
                                                              --------        -------        --------       --------
Average shares of common stock outstanding                         6.8            6.5             6.8            6.5
Per share data:
  Income (loss) before extraordinary item                     $    .20        $ (0.55)       $   1.10       $  (3.66)
  Extraordinary item                                              (.01)           .32            (.13)           .32
                                                              --------        -------        --------       --------
  Net income (loss) per common share                          $    .19        $  (.23)       $    .97       $  (3.34)


                                    - MORE -

ECHELON INTERNATIONAL CORPORATION
PAGE 5

                        ECHELON INTERNATIONAL CORPORATION
                 SELECTED CONSOLIDATED BALANCE SHEET INFORMATION
                                (IN MILLIONS)

                                                                           Sept. 30,       December 31,
                                                                             1997              1996
                                                                             ----              ----
                                                                           (unaudited)

  Cash And Marketable Securities                                             $ 64.2          $ 63.3
  Total Current Assets                                                         98.6           144.1
  Leases, Loans, Property & Other Investments                                 352.7           353.2
  Total Assets                                                                455.9           531.0
  Total Current Liabilities                                                    25.8            92.2
  Long-Term Debt                                                               61.7            73.8
  Deferred Income Taxes                                                       158.2           163.3
  Total Stockholders' Equity                                                  209.9           201.4
  Total Liabilities And Stockholders' Equity                                  455.9           531.0



                                      # # #